UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 11, 2024

Glatfelter Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	001-03560	23-0628360
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4350 Congress Street, Suite 600, Charlotte, North Carolina	28209
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 704 885-2555

(N/A)
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	GLT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, Glatfelter Corporation, a Pennsylvania corporation (“Glatfelter” or the “Company”), entered into certain definitive agreements (the “Transaction Agreements”) with Berry Global Group, Inc., a Delaware corporation (“Berry”), and certain of their respective subsidiaries, which provide for a series of transactions, including the spinoff of the global nonwovens and hygiene films business (the “HHNF Business”) of Berry and subsequent merger of the HHNF Business with and into a subsidiary of Glatfelter (collectively, the “Transactions”). Upon closing of the Transactions (the “Closing”), Glatfelter will be renamed Magnera Corporation (“Magnera”).

In connection with the Transaction Agreements, the Company filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary proxy statement/prospectus on August 23, 2024, as amended (the “Registration Statement”), which was declared effective on September 17, 2024, and a proxy statement/prospectus on September 19, 2024 (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus was first mailed to the Company’s shareholders on September 20, 2024.

Litigation Related to the Transactions

Following the filing of the Registration Statement, and as of the date of this Current Report on Form 8-K, the Company has received certain Complaints and Demand Letters (as described below) on behalf of purported Company shareholders alleging deficiencies regarding the disclosures contained in the Registration Statement and Proxy Statement/Prospectus. While the Company believes that the disclosures set forth in the Registration Statement comply with all applicable laws and denies the allegations in the Complaints and Demand Letters, in order to moot the purported shareholders’ disclosure claims, avoid nuisance and possible expense and disruption to the Transactions, and provide additional information to its shareholders, the Company has determined to voluntarily supplement certain disclosures in the Proxy Statement/Prospectus with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations that any additional disclosure was or is required or material. The Company’s board of directors continues to recommend unanimously that you vote “FOR” the proposals being considered at the Company’s special meeting of shareholders.

On October 2, 2024, a lawsuit by a purported shareholder of the Company, captioned Kyle Williams v. Glatfelter Corporation, et al., was filed in the Supreme Court of the State of New York, New York County (the “Williams Complaint”), asserting individual claims against the Company and the members of the Company’s board of directors for negligent misrepresentation and concealment and negligence, in violation of New York common law, based upon information included in or omitted from the Proxy Statement/Prospectus. On October 3, 2024, a lawsuit by a purported shareholder of the Company, captioned Robert Wilhelm v. Glatfelter Corporation, et al., was filed in the Supreme Court of the State of New York, New York County (the “Wilhelm Complaint” and, together with the Williams Complaint, the “Complaints”), asserting substantially the same claims to those of the Williams Complaint. The Complaints seek, among other relief, an injunction enjoining defendants from consummating the Transactions unless the Company discloses the material information allegedly omitted from the Proxy Statement/Prospectus, rescission of the Transactions in the event it is consummated without the Company disclosing the material information allegedly omitted from the Proxy Statement/Prospectus, and an award of costs including attorneys’ and experts’ fees and expenses.

In addition, as of the date of this Current Report on Form 8-K, the Company has also received certain demand letters (the “Demand Letters”) alleging deficiencies regarding the disclosures contained in the Proxy Statement/Prospectus.

It is possible that additional or similar complaints or demand letters may be received by the Company alleging similar or additional disclosure deficiencies between the date of this Current Report on Form 8-K and consummation of the Transactions. If any such additional or similar complaints or demand letters are received, the Company may not necessarily disclose such events.

The information contained in this Current Report on Form 8-K is incorporated by reference into the Proxy Statement/Prospectus and the Registration Statement. All page references in this Current Report on Form 8-K are to pages of the Proxy Statement/Prospectus and to the corresponding pages of the preliminary proxy statement/prospectus included in the Registration Statement, and all terms used in this Current Report on Form 8-K, but not otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus. The following information should be read in conjunction with the Proxy Statement/Prospectus and the Registration Statement, which should be read in their entirety. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Proxy Statement/Prospectus or the Registration Statement, the information in this Current Report on Form 8-K shall supersede or supplement such information in the Proxy Statement/Prospectus or the Registration Statement.

SUPPLEMENTAL DISCLOSURE

The disclosure in the section entitled “The Transactions— Background of the Transactions” beginning on page 123 of the Proxy Statement/Prospectus is hereby amended and supplemented as follows:

The third full paragraph on page 129 of the Proxy Statement/Prospectus is hereby amended and supplemented by adding the following underlined and bolded text:

On January 19, 2024, the Glatfelter Board held a meeting during which members of Glatfelter’s management and representatives from J.P. Morgan, King & Spalding and MWE were also present. The Glatfelter Board received an update from King & Spalding on the previously reviewed key issues in the transaction documents and responses received from BCLP, including, among other things, that Berry had agreed to at least one director designated by Glatfelter to be appointed to each committee of the board of directors of Magnera, that Berry had agreed to allow Glatfelter to accept a potential “superior proposal” prior to receipt of shareholder approval, and that Berry had agreed that it would accept engaging in discussions regarding or accepting a potential “superior proposal” for the HHNF Business only if certain threshold events had occurred. Additionally, with respect to the Separation Agreement, King & Spalding noted that Berry conveyed that it would not agree to provide a construct that specifically delineates assets and liabilities to be assumed or excluded in the transaction or agree to an adjustment of the Special Cash Payment for working capital, debt or other adjustments. The Glatfelter Board discussed the proposed responses to the issues identified and authorized King & Spalding to return revised drafts of the transaction documents based on the suggested responses. J.P. Morgan updated the Glatfelter Board on its outreach to the two potential strategic partners and that Glatfelter had signed a non-disclosure agreement with Party A. The non-disclosure agreement with Party A contained a customary standstill provision that permitted Party A to make confidential proposals to Glatfelter and provided that such standstill provision would automatically cease to apply upon Glatfelter entering into a definitive written agreement that, if consummated, would result in one or more third parties acquiring a majority of the outstanding voting securities of Glatfelter or a majority of its consolidated assets. During the meeting, the Glatfelter Board discussed, among other matters, diligence efforts conducted to date regarding legal, financial and operational matters. The Glatfelter Board also received the Compensation Committee report regarding executive compensation programs for 2024. The Glatfelter Board authorized the members of Glatfelter’s senior management and the advisors to continue their work with Berry on the proposed transaction and also to continue engaging with Party A.

The sixth full paragraph on page 131-132 of the Proxy Statement/Prospectus is hereby amended and supplemented by adding the following underlined and bolded text:

On March 6, 2024, the Glatfelter Board met with members of Glatfelter’s senior management team and representatives from J.P. Morgan, King & Spalding and MWE. Mr. Fahnemann informed the Glatfelter Board of the unsolicited inbound inquiry he had received from Party B. J.P. Morgan provided an overview of Party B and its transaction history. King & Spalding reviewed the requirements under the RMT Transaction Agreement when considering an unsolicited proposal, which obligations included a requirement to share the details of such a proposal with Berry. King & Spalding informed the Board that it had shared the unsolicited proposal with BCLP, legal counsel for Berry, as required pursuant to the RMT Agreement. King & Spalding noted that because Party B’s unsolicited proposal did not include any potential purchase price, financing plans, transaction terms or any other additional detail or information. Therefore, the Glatfelter Board did not consider the unsolicited proposal as providing a basis for further discussions with Party B under the terms of the RMT Agreement. Following these discussions, the Glatfelter Board unanimously determined that the March 2, 2024, e-mail communication did not provide a basis for any discussions with Party B. Mr. Fahnemann informed Party B of this determination following the Glatfelter Board meeting. As of the date of these supplemental disclosures, Party B has not contacted Glatfelter to further discuss a potential transaction.

The disclosure under the heading “The Transactions—Opinion of Glatfelter’s Financial Advisor” is hereby supplemented by amending and restating the table set forth under the subsection “Glatfelter Selected Transaction Analysis” on Page 139 of the Proxy Statement/Prospectus:

Date	Acquiror	Target	FV / LTM EBITDA Multiples	Transaction Size ($mm)
July 2021	Glatfelter Corporation	Jacob Holm	10.1x	$302
January 2021	Glatfelter Corporation	Georgia-Pacific LLC (US Nonwovens)	8.8x	$175
September 2020	Bain Capital	Ahlstrom-Munksjö Oyj	9.9x	$3,694
June 2018	Glatfelter Corporation	Georgia-Pacific LLC (Europe Nonwovens)	10.3x	$185
November 2016	Lydall Inc.	MGF Gutsche GmbH & Co. KG	9.6x	$58
July 2016	Lydall Inc.	Texel, Technical Materials Inc.	8.6x	$103
July 2015	Berry Global Group, Inc.	Avintiv Inc.	8.1x	$2,450

The disclosure under the heading “The Transactions—Opinion of Glatfelter’s Financial Advisor—Discounted Cash Flow Analysis” is hereby amended and supplemented by adding the following bolded and underlined text under the subsection “Glatfelter Discounted Cash Flow Analysis” on Page 139 of the Proxy Statement/Prospectus:

J.P. Morgan performed a discounted cash flow analysis of Glatfelter for the purpose of determining the fully diluted equity value per share for Glatfelter common stock. J.P. Morgan calculated the unlevered free cash flows that Glatfelter is expected to generate during fiscal years 2024 through 2028 based upon financial projections prepared by the management of Glatfelter through the years ended 2028. J.P. Morgan also calculated a range of terminal values of Glatfelter at the end of the five-year period ending 2028 by applying a perpetual growth rate ranging from 1.5% to 2.5% of the unlevered free cash flow of Glatfelter during the final year of the five-year period (which range was selected by J.P. Morgan based on its experience and professional judgment and reviewed and approved by management of Glatfelter). The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 10.5% to 11.5%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Glatfelter, taking into account factors that J.P. Morgan considered relevant based on its experience and professional judgment. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Glatfelter’s estimated 2023 fiscal year-end net debt of $810 million and the estimated present value of the standalone tax assets of $20 million. Based on the adjusted management projections and a discount rate ranging from 10.5% to 11.5%, the discounted cash flow analysis indicated a range of equity values of between $55 million and $245 million (rounded to the nearest $5 million) of Glatfelter common stock on a stand-alone basis (i.e., without synergies).

The disclosure under the heading “The Transactions—Opinion of Glatfelter’s Financial Advisor—Discounted Cash Flow Analysis” is hereby amended and supplemented by adding the following bolded and underlined text under the subsection “Spinco Discounted Cash Flow Analysis” on Page 139-140 of the Proxy Statement/Prospectus:

In addition, J.P. Morgan performed a separate discounted cash flow analysis of Spinco for the purpose of determining the fully diluted equity value of Spinco. J.P. Morgan calculated the unlevered free cash flows that Spinco is expected to generate during fiscal years 2024 through 2028 based upon financial projections prepared by the management of Glatfelter through the years ended 2028. J.P. Morgan also calculated a range of terminal values of Spinco at the end of the five-year period ending 2028 by applying a perpetual growth rate ranging from 1.5% to 2.5% (which range was selected by J.P. Morgan based on its experience and professional judgment and reviewed and approved by management of Glatfelter) of the unlevered free cash flow of Spinco during the final year of the five-year period. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 8.5% to 9.5%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Spinco, taking into account factors that J.P. Morgan considered relevant based on its experience and professional judgment. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Spinco’s estimated cash balance of $214 million at transaction close and Spinco’s estimated dividend payout to Berry of $1,124 million. Based on the adjusted management projections and a discount rate ranging from 8.5% to 9.5%, the discounted cash flow analysis indicated a range of equity values of between $1,500 million and $2,235 million on a stand-alone basis (i.e., without synergies).

The disclosure under the heading “The Transactions—Opinion of Glatfelter’s Financial Advisor—Discounted Cash Flow Analysis” is hereby amended and supplemented by adding the following bolded and underlined text under the subsection “Synergies Discounted Cash Flow Analysis” on Page 140 of the Proxy Statement/Prospectus:

J.P. Morgan performed a separate discounted cash flow analysis of cash flows that Magnera was forecasted to generate from synergies. J.P. Morgan calculated the unlevered free cash flows that the projected net synergies were expected to generate in each of the five fiscal years following completion of the transactions based on Glatfelter management forecast for the synergies. J.P. Morgan also calculated a range of terminal values for the projected net synergies at the end of this period by applying a terminal growth rate of 2.0% to the unlevered free cash flows expected to be generated by the projected net synergies using a run-rate of synergies ranging of $80 million (which rate was selected by J.P. Morgan based on its experience and professional judgment). The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 9.1% to 10.1%, which were chosen by J.P. Morgan based upon an analysis of the EBITDA-weighted average cost of capital of Glatfelter and Spinco, taking into account factors that J.P. Morgan considered relevant based on its experience and professional judgment. This analysis indicated an implied equity value reference range for such synergies of $543 million to $719 million and an approximate implied equity value of $619 million.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this release that are not historical, including statements relating to the expected timing, completion and effects of the proposed transaction between Berry and Glatfelter, are considered “forward-looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, executive and Board transition considerations, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time may make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that the Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or may be delayed; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of the HHNF Business into Treasure Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Berry (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined company is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus and the registration statements filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Glatfelter filed the Registration Statement with the SEC which was declared effective on September 17, 2024. Glatfelter has also filed a Proxy Statement/Prospectus which was sent to Glatfelter’s shareholders on or about September 20, 2024. In addition, Spinco filed a registration statement on Form 10 in connection with its separation from Berry. The Form 10 has not yet been declared effective. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and Proxy Statement/Prospectus as well as other filings containing information about Berry and Glatfelter, as well as Spinco, without charge, at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Berry or Spinco will be made available free of charge on Berry’s investor relations website at ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter’s investor relations website at www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter common stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the proxy statement for Glatfelter’s 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2024 (www.sec.gov/ix?doc=/Archives/edgar/data/0000041719/000004171924000013/glt-20240322.htm). Additional information regarding the interests of these participants can also be found in the Registration Statement and the Proxy Statement/Prospectus filed by Glatfelter with the SEC and the registration statement on Form 10 filed by Spinco with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Glatfelter Corporation

October 11, 2024	By:	/s/ Jill L. Urey
Name: Jill L. Urey
Title: Vice President, General Counsel & Compliance